Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED

CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31
	2009	2010	2011	2012	2013
Fixed charges:
Interest expense on indebtedness	$1,226	$904	$1,342	$555	$2
Noncash interest expense and other	210	161	646	74	—
Interest expense on portion of rent expense representative of interest	51	53	61	74	—

Total fixed charges	$1,487	$1,118	$2,049	$703	$2

Earnings (loss):
Net income (loss) before benefit for income taxes	$(17,006)	$(20,093)	$(40,532)	$(17,292)	$(18,032)
Fixed charges per above	1,487	1,118	2,049	703	2

Total earnings (loss)	$(15,519)	$(18,975)	$(38,483)	$(16,589)	$(18,030)

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(17,006)	$(20,093)	$(40,532)	$(17,292)	$(18,032)